EXHIBIT 23







                         Consent of Independent Auditors


The Board of Directors
FNB Corp.


We consent to incorporation by reference in the registration statement (No. 33-72686) on Form S-8 of FNB Corp. of our report dated February 2, 1996, relating to the consolidated balance sheets of FNB Corp. and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 1995, which report appears in the December 31, 1995 annual report on Form 10-KSB of FNB Corp. Our report refers to the fact that on December 31, 1993, FNB Corp. adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities".




                                                     KPMG PEAT MARWICK LLP

Greensboro, North Carolina
March 29, 1996

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